                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23272
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002





                                    CONTENTS



                                                                   Page

Statements of Transfer Fees Charged                                 1

Summary of Costs Incurred                                           2





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
                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                       STATEMENTS OF TRANSFER FEES CHARGED
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002
                                     January 2002                   February 2002                      March 2002
                             ---------------------------    -----------------------------    ------------------------------
                             Tons      Fee        Amount    Tons       Fee         Amount    Tons        Fee        Amount
                             ----      ---        ------    ----       ---         ------    ----        ---        ------
                                    (per ton)     (000)             (per ton)      (000)              (per ton)      (000)
TRANSFER FEES CHARGED*               None                     None                      None
---------------------

  * Transfer fees reported are limited to coal transfer services billings to affiliates or investment equalization charges to Ohio Power Company as applicable. There were no transfer services performed for affiliates during the quarter ended March 31, 2002. Costs incurred when the terminal is not utilized are charged as a cost of operating the Amos Plant.



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
                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2002
                                                                                Three
                                                                                Months
                                            January    February     March       Ended
                                              2002       2002        2002      3/31/02
                                            -------    --------     -----      -------
                                                          (in thousands)
Salaries and Benefits. . . . . . . . . . . .  $  5       $  8        $  5        $ 18
Depreciation . . . . . . . . . . . . . . . .    77         78          77         232
Taxes Other Than Income Taxes* . . . . . . .    15         15          16          46
Materials and Supplies . . . . . . . . . . .     1         -           -            1
Electricity. . . . . . . . . . . . . . . . .     6          6           5          17
Maintenance and Other. . . . . . . . . . . .     5          4           7          16
                                              ----       ----        ----        ----

          Total**. . . . . . . . . . . . . .  $109       $111        $110        $330
                                              ====       ====        ====        ====

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.  These costs are reflected in salaries and benefits.
** Excludes cost of capital discussed in the footnotes on page 1.